Exhibit 99.1

NEWS RELEASE
FOR IMMEDIATE RELEASE
December 12, 2003

Extendicare Inc. Declares Dividends on its Preferred Shares (TSX: EXE.PR.B, EXE.PR.C, EXE.PR.D AND EXE.PR.E)

MARKHAM, ONTARIO — Extendicare Inc. (TSX: EXE and EXE.A; NYSE: EXE.A) announced the declaration today by its Directors of quarterly dividends on the Company’s Class I Preferred Shares, payable on February 16, 2004 to shareholders of record on January 30, 2004. The fixed rate quarterly dividend on its Class I, Series 3 Preferred Shares (EXE.PR.C) is $0.2475 per share. The floating rate dividends on its Class I, Series 2 (EXE.PR.B) and Series 4 (EXE.PR.D) Preferred Shares will be determined by applying $25.00 to one quarter of 71% and 72% of the average Canadian prime rate of interest, respectively, for the quarter ending December 31, 2003.

In addition, a monthly dividend of $0.075 per share on the Company’s Class II Preferred Shares, Series 1 (EXE.PR.E) was declared today, payable on January 15, 2004 to shareholders of record as at December 31, 2003. The floating rate monthly dividend on the Class II Preferred Shares, Series 1 is based on the prime interest rate on November 30, 2003.

For further information, contact:

Jillian Fountain
Corporate Secretary
(905) 470-5534

Visit Extendicare’s Website @ www.extendicare.com